The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

03 JUN -4 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail



27th May, 2003.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 23rd May 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(b) an announcement dated 27th May 2003, detailing the number of EMI Group plc Ordinary Shares acquired by way of reinvestment of dividends in respect of Mr Eric Nicoli, a Director of the Company, by the Plan Manager of the EMI Group Personal Equity Plans.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

The EMI *Group* Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 03/20

Company Announcements Office,
London Stock Exchange.

27th May, 2003.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that the Plan Manager of the EMI Group Personal Equity Plans has informed the Company today (27th May 2003) that Mr Eric Luciano Nicoli, a Director of the Company, acquired 64 EMI Group plc Ordinary Shares of 14p each at a price of 124.84p per Ordinary Share on 23rd May 2002. The additional Ordinary Shares resulted from the Plan Manager's reinvestment of dividends and, where appropriate, tax credits and were acquired in respect of the beneficial holdings of Mr Nicoli and his wife, Mrs Rosalind M. Nicoli, in the EMI Group Corporate Personal Equity Plan, both receiving 32 Ordinary Shares.

The Ordinary Shares acquired are being held in the name of the Plan Manager's nominee, BT Globenet Nominees Ltd 10 a/c.

Yours faithfully,



C. L. CHRISTIAN
Deputy Secretary